Exhibit 99.4

Gold Royalty Provides Updated Guidance with a Further 27% Increase in Expected 2024 Total Revenue, Land Agreement Proceeds and Interest

Vancouver, British Columbia – May 31, 2024 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to provide updated guidance for 2024 based upon the expected completion of Gold Royalty’s acquisition (the “Acquisition”) of a copper stream in respect of the Vares Silver Project, located in Bosnia and Herzegovina and operated by a subsidiary of Adriatic Metals plc (the “Vares Stream”), as previously announced on May 28, 2024.

Upon completion of the Acquisition, the Company forecasts between approximately 6,500 and 7,000 Gold Equivalent Ounces (“GEOs”) in 2024 which equates to between approximately $13.0 million to $14.0 million in Total Revenue, Land Agreement Proceeds and Interest at a gold price of $2,000 per ounce. This represents a midpoint increase in forecasted 2024 Total Revenue, Land Agreement Proceeds, and Interest of approximately 27% from the prior outlook announced by the Company on March 28, 2024 and a 160% increase relative to 2023.

Total Revenue, Land Agreement Proceeds, and Interest and GEOs are each a non-IFRS financial measure. See “Non-IFRS Measures”.

The foregoing forecasts are based upon the production guidance published to date by the operators of the properties underlying the Company’s existing royalties and the Vares Stream and an assumed gold price of US$2,000 per ounce and copper price of US$4.25 per pound.

The updated 2024 outlook is based on public forecasts, expected development timelines and other disclosure by the owners and operators of the properties underlying our interests and the Vares Stream and our assessment thereof. In preparing the above outlook, the Company also assumed, among other things, that the operators of the projects underlying royalties and the Vares Stream will meet expected production milestones and forecasts, and that operators of optioned properties will elect to make all expected option and similar payments, for the applicable period.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “We believe that the addition of the Vares Stream is transformational for Gold Royalty’s near-term cash flow per share profile, while adding another high-quality long-life asset to our portfolio. Our updated 2024 Total Revenue, Land Agreement Proceeds and Interest forecast includes only a partial year of production from Vares with commercial production currently expected in the fourth quarter. Looking ahead, we expect our high-quality portfolio of royalties on large-scale, long-life mines including Canadian Malartic, Côté, Ren, Borborema, Cozamin and now Vares to contribute to our peer-leading cash flow growth profile thought the end of this decade and beyond.”

Vares Copper Stream Acquisition Investor Webcast

An investor webcast will be held on Tuesday, June 4, 2024 starting at 8:00 am ET (5:00 am PT) to discuss the recent Vares Copper Stream acquisition. Management will be providing an overview of the investment and its accretive impact on the Company’s outlook. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the investor webcast, please click the link below:

https://us06web.zoom.us/webinar/register/WN_JRtDn6ZsRXGIjMD42_pG0w

A replay of the event will be available on the Gold Royalty website following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Non-IFRS Measures

We have included, in this news release, certain performance measures that do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”), including: (i) Total Revenue, Land Agreement Proceeds and Interest, which is determined by determined by adding land agreement proceeds credited against mineral properties and interest received on the Company’s gold-linked loan; and (ii) GEOs, which are determined by dividing revenue by the average gold price for the applicable period. Each of these are non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company presents such measures as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty companies in the precious metals mining industry. Readers are advised that other companies may calculate such measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For additional information, including a numerical reconciliation of such non-IFRS measures, readers should refer to the section titled “Non-IFRS Measures” in Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which is incorporated by reference herein and available under the Company’s profile at www.sedar.com..

Forward-Looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding the Company’s proposed completion of the Acquisition, the Company’s 2024 outlook, including estimated Total Revenue, Land Agreement Proceeds and Interest and GEOs for 2024, the expectations of the operators of the projects underlying our royalty interests and the Vares Stream, including their announced expected production timelines, milestones and schedules. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including that the conditions to the proposed Acquisition will be satisfied in a timely manner, assumptions regarding commodities prices, and that the operators of the properties underlying the Company’s existing royalty interests and the Vares Stream will meet their disclosed production estimates, milestones and development goals. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, including the possibility that the proposed Acquisition not close when expected, or at all, because conditions to closing are not satisfied on a timely basis, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, commodities price volatility and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.